UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 20, 2021, Versus Systems Inc., a corporation formed under the laws of the Province of British Columbia, Canada (the “Company”), consummated its public offering (the “Offering”) of 1,280,000 units (the “Units”), with each Unit consisting of one common share, with no par value per share (each, a “Common Share” and collectively, the “Common Shares”), of the Company, and two warrants, one Unit A Warrant (the “Unit A Warrant”) and one Unit B Warrant (the “Unit B Warrant”), each to purchase one additional Common Share at an exercise price equal to 100% of the public offering price of the Units. The Offering was priced at $7.50 per Unit, for gross proceeds of US$11,040,000, including the gross proceeds received as a result of the exercise of the over-allotment option by Lake Street Capital Markets, LLC, the underwriter (the “Underwriter”) in the Offering, to purchase 192,000 additional Common Shares at US$7.50 per Common Share, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-250868), which was originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2020 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the Commission on January 14, 2021. On January 15, 2021, the Common Shares and the Unit A Warrants commenced trading on The Nasdaq Capital Market under the ticker symbols "VS” and “VSSYW”, respectively.

In connection with the Offering, the Company entered into the following agreements:

●	The Underwriting Agreement, dated January 14, 2021(the “Underwriting Agreement”), by and between the Company and the Underwriter.

●	The Warrant Agent Agreement, dated January 20, 2021(the “Warrant Agent Agreement”), by and among the Company, Computershare, Inc., and its wholly-owned subsidiary, Computershare Trust Company.

●	The Letter Agreement, dated January 20, 2021 (the “Letter Agreement”), by and between the Company and the Underwriter, pursuant to which the parties agreed to terminate the right of first refusal granted to the Underwriter pursuant to the Underwriting Agreement.

On January 20, 2021, the Company entered into an Agreement (the “Wasatch Agreement”) with the Underwriter and Wasatch Global Investors (“Wasatch”), pursuant to which the Company sold to the Underwriter an additional 192,000 Unit A Warrants and 192,000 Unit B Warrants (collectively, the “Additional Warrants”) in a private placement, for aggregate consideration of $20,000, subject to the terms and conditions set forth in the Wasatch Agreement. The Additional Warrants were issued and sold in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The Company has agreed to prepare and file with the Commission a registration statement covering the resale of the Additional Warrants and the underlying Common Shares no later than 30 days following the closing date.

The foregoing description of the Underwriting Agreement, the Warrant Agent Agreement, the Letter Agreement and the Wasatch Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. In connection with the closing of the Offering, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.5.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2021

VERSUS SYSTEMS INC.

By:	/s/ Craig Finster
Name: Craig Finster
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Underwriting Agreement, dated January 14, 2021, by and between the Company and the Underwriter
99.2	Warrant Agent Agreement, dated January 20, 2021, by and among the Company, Computershare, Inc., and Computershare Trust Company
99.3	Letter Agreement, dated January 20, 2021, by and between the Company and the Underwriter
99.4	Wasatch Agreement, dated January 20, 2021, by and among the Company, the Underwriter and Wasatch Global Investors
99.5	Press Release, dated January 21, 2021

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